Exhibit 99.1

Nevada Geothermal Power Inc. – Faulkner Power Plant Achieves New Output Record

Vancouver, B.C. (March 11, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to announce that work to replace the damaged power cable systems at the Faulkner 1 plant has enabled all three turbine generator units to be placed into operation and for the Company to re-establish commercial power production. For the past five days, the Faulkner 1 geothermal plant has been producing at 34.5 MW (Net).

New deep injection capacity, resulting from the connection of well 55-15 into plant operations, has improved reservoir pressure support and enabled plant output to be increased accordingly. Output is expected to increase further as additional wells under development are brought on line.

“We believe we have the plant shut down and cable repairs well under control,” said Brian Fairbank, President & CEO. “It has been a challenging time for the company, but we can now focus our attention on proceeding with our resource development work and our goal to increase plant output to 45 megawatts net.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.